Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 1, 2022

TO THE PROSPECTUS DATED NOVEMBER 22, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated November 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we,” “us,” or “our” refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

Recent Developments

The following supplements the seventh paragraph of the cover page of the Prospectus, the second paragraph of the disclosure under “Prospectus Summary—Q: At what point will the initial proceeds of this offering be released from escrow?” and the second paragraph of the disclosure under “Plan of Distribution—Escrow Arrangements”:

On November 29, 2022, we entered into an OP Unit Subscription Agreement with Apollo Aligned Alternatives, L.P., an affiliate of Apollo Global Management, Inc., to issue 5,000,000 Class A-I units of the Operating Partnership in a private placement for the aggregate consideration of $100 million. We expect to issue the Class A-I units to Apollo Aligned Alternatives, L.P. on or around the date we break escrow for this offering.